UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GALT, BARRY J
   2811 LAFAYETTE STREET


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                  (a)353,000        D  Direct
Common Stock                                                                                     12,690         I  401(k) Plan
Common Stock                                                                                     7,817          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $8.4375                                                                                 11/08/99
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/20/02
(right to buy)
Non-Qualified Stock Option     $12.6875        08/24/98       A         100,000                           (1)          05/31/04
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                                09/28/00
(right to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $17.3750                                                                                07/10/05
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $25.5000                                                                                06/01/04
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units (2)                        01/01/98       A         1,985
Phantom Stock Units (2)                        01/15/98       A         176
Phantom Stock Units (2)                        01/31/98       A         188
Phantom Stock Units (2)                        02/15/98       A         194
Phantom Stock Units (2)                        02/20/98       A         3,335
Phantom Stock Units (2)                        02/28/98       A         203
Phantom Stock Units (2)                        03/15/98       A         206
Phantom Stock Units (2)                        03/31/98       A         199
Phantom Stock Units (2)                        04/15/98       A         226
Phantom Stock Units (2)                        04/30/98       A         269
Phantom Stock Units (2)                        05/15/98       A         278
Phantom Stock Units (2)                        05/31/98       A         288
Phantom Stock Units (2)                        06/15/98       A         302
Phantom Stock Units (2)                        06/30/98       A         311
Phantom Stock Units (2)                        07/15/98       A         300
Phantom Stock Units (2)                        07/31/98       A         314
Phantom Stock Units (2)                        08/15/98       A         372
Phantom Stock Units (2)                        08/31/98       A         402
Phantom Stock Units (2)                        09/15/98       A         450
Phantom Stock Units (2)                        09/30/98       A         446
Phantom Stock Units (2)                        10/15/98       A         432
Phantom Stock Units (2)                        10/31/98       A         441
Phantom Stock Units (2)                        11/15/98       A         418
Phantom Stock Units (2)                        11/30/98       A         428
Phantom Stock Units (2)                        12/15/98       A         548
Phantom Stock Units (2)                        12/31/98       A         739

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   7,300                     7,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,600                     9,600         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   48,000                    48,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option     08/24/98  Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   92,700                    92,700        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   90,400                    90,400        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Phantom Stock Units (2)        01/01/98  Common Stock                   1,985         $20.6250                  D   Direct
Phantom Stock Units (2)        01/15/98  Common Stock                   176           $19.5625                  D   Direct
Phantom Stock Units (2)        01/31/98  Common Stock                   188           $18.3250                  D   Direct
Phantom Stock Units (2)        02/15/98  Common Stock                   194           $17.7031                  D   Direct
Phantom Stock Units (2)        02/20/98  Common Stock                   3,335         $17.3969                  D   Direct
Phantom Stock Units (2)        02/28/98  Common Stock                   203           $16.9813                  D   Direct
Phantom Stock Units (2)        03/15/98  Common Stock                   206           $16.7000                  D   Direct
Phantom Stock Units (2)        03/31/98  Common Stock                   199           $17.3219                  D   Direct
Phantom Stock Units (2)        04/15/98  Common Stock                   226           $18.4594                  D   Direct
Phantom Stock Units (2)        04/30/98  Common Stock                   269           $18.2563                  D   Direct
Phantom Stock Units (2)        05/15/98  Common Stock                   278           $17.6594                  D   Direct
Phantom Stock Units (2)        05/31/98  Common Stock                   288           $17.0813                  D   Direct
Phantom Stock Units (2)        06/15/98  Common Stock                   302           $16.2625                  D   Direct
Phantom Stock Units (2)        06/30/98  Common Stock                   311           $15.7969                  D   Direct
Phantom Stock Units (2)        07/15/98  Common Stock                   300           $16.3750                  D   Direct
Phantom Stock Units (2)        07/31/98  Common Stock                   314           $15.6438                  D   Direct
Phantom Stock Units (2)        08/15/98  Common Stock                   372           $13.2000                  D   Direct
Phantom Stock Units (2)        08/31/98  Common Stock                   402           $12.2250                  D   Direct
Phantom Stock Units (2)        09/15/98  Common Stock                   450           $10.9281                  D   Direct
Phantom Stock Units (2)        09/30/98  Common Stock                   446           $11.0156                  D   Direct
Phantom Stock Units (2)        10/15/98  Common Stock                   432           $11.3781                  D   Direct
Phantom Stock Units (2)        10/31/98  Common Stock                   441           $11.1375                  D   Direct
Phantom Stock Units (2)        11/15/98  Common Stock                   418           $11.7688                  D   Direct
Phantom Stock Units (2)        11/30/98  Common Stock                   428           $11.4844                  D   Direct
Phantom Stock Units (2)        12/15/98  Common Stock                   548           $8.9781                   D   Direct
Phantom Stock Units (2)        12/31/98  Common Stock                   739           $6.6531     70,965        D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests 100% on the date of grant.
(2)
1-for-1
-
The ESOP security holdings reflected in Table I are as of December 31, 1997 as the allocation of these securities for the year ended
 December 31, 1998 has not been completed as of the date of this filing but will be provided on an Amended Form 5 as soon as the information becomes available.
(a)
Includes 30,000 shares, previously reported,  held by certain trusts with respect to which reporting person has no pecuniary interest and disclaims any beneficial ownership.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Barry J. Galt
DATE